Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – AUGUST 1, 2012

BAYTEX ANNOUNCES APPOINTMENT OF
PRESIDENT AND CHIEF EXECUTIVE OFFICER

CALGARY, ALBERTA (August 1, 2012) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE : BTE) is pleased to announce that its Board of Directors has approved the appointment of James L. Bowzer as President, Chief Executive Officer and a Director effective September 4, 2012.

Mr. Bowzer most recently served as Vice President, North America Production Operations for Marathon Oil Corporation (“Marathon”) in Houston, Texas. He has over 30 years of global experience leading large organizations, directing new projects and developing successful leaders. Since 2008, he has been responsible for Marathon’s expansive domestic portfolio, which includes unconventional plays in the Bakken, Niobrara and Anadarko Woodford in the United States and heavy oil in Canada, and conventional plays in Alaska, Colorado, Louisiana, Oklahoma, Texas and Wyoming. From 2006 to 2008, Mr. Bowzer was Marathon's Regional Vice President, International Production, covering a diverse mix of significant businesses including operations in Norway, the United Kingdom, Ireland, and Africa. Prior thereto, he reported directly to the CEO of Marathon as General Manager, Strategic Planning, responsible for strategy, financial and economic valuation and business development activities. Mr. Bowzer has held a number of leadership and technical positions at Marathon in its various domestic and international operations.

Mr. Bowzer has a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and completed the Advanced Management Program at the Graduate School of Business at Indiana University. He has served on the board of directors of many industry and professional associations.

Raymond Chan, Executive Chairman and Interim Chief Executive Officer of Baytex, said: “We are very excited to have Jim joining Baytex. He is a proven executive in our industry and brings with him vast technical, financial and management experience in numerous major hydrocarbon basins throughout North America and internationally. He will be an exceptional leader for Baytex in our continued successful execution of our growth and income strategy.”

Commenting on his appointment, Mr. Bowzer said: “I have been very fortunate to have worked at a company where I cultivated key skills and strengths, including delivering extraordinary asset performance, applying pioneering technologies and developing exceptional talent. I am certainly privileged to join Baytex, a successful organization with outstanding people, a sound business strategy and a track record of delivering significant growth in shareholder value.”

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

For further information, please contact:

Baytex Energy Corp.

Raymond Chan, Executive Chairman and Interim Chief Executive Officer	Telephone: (587) 952-3110
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca